Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	STEPHANIE J. SELIGMAN	51 WEST 52ND STREET		DAVID C. BRYAN	MARTIN J.E. ARMS
HERBERT M. WACHTELL	JOHN F. SAVARESE	NEW YORK, N.Y. 10019-6150		STEVEN A. COHEN	GREGORY E. OSTLING
BERNARD W. NUSSBAUM	SCOTT K. CHARLES	TELEPHONE: (212) 403 -1000		DEBORAH L. PAUL	DAVID B. ANDERS
LAWRENCE B. PEDOWITZ	DAVID S. NEILL	FACSIMILE: (212) 403 -2000		DAVID C. KARP	ADAM J. SHAPIRO
PAUL VIZCARRONDO, JR.	JODI J. SCHWARTZ	__________		RICHARD K. KIM	NELSON O. FITTS

PETER C. HEIN	ADAM O. EMMERICH	GEORGE A. KATZ (1965-1989)		JOSHUA R. CAMMAKER	JEREMY L. GOLDSTEIN
HAROLD S. NOVIKOFF	GEORGE T. CONWAY III	JAMES H. FOGELSON (1967-1991)		MARK GORDON	JOSHUA M. HOLMES
KENNETH B. FORREST	RALPH M. LEVENE	__________		JOSEPH D. LARSON	DAVID E. SHAPIRO

MEYER G. KOPLOW	RICHARD G. MASON	OF COUNSEL		LAWRENCE S. MAKOW	DAMIAN G. DIDDEN
THEODORE N. MIRVIS	MICHAEL J. SEGAL			JEANNEMARIE O’BRIEN	ANTE VUCIC
EDWARD D. HERLIHY	DAVID M. SILK	WILLIAM T. ALLEN	ERIC S. ROBINSON	WAYNE M. CARLIN	IAN BOCZKO
DANIEL A. NEFF	ROBIN PANOVKA	PETER C. CANELLOS	PATRICIA A. ROBINSON*	STEPHEN R. DiPRIMA	MATTHEW M. GUEST
ERIC M. ROTH	DAVID A. KATZ	DAVID M. EINHORN	LEONARD M. ROSEN	NICHOLAS G. DEMMO	DAVID E. KAHAN
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	IGOR KIRMAN	DAVID K. LAM
MICHAEL H. BYOWITZ	DAVID M. MURPHY	RICHARD D. KATCHER	ELLIOTT V. STEIN	JONATHAN M. MOSES	BENJAMIN M. ROTH
PAUL K. ROWE	JEFFREY M. WINTNER	THEODORE A. LEVINE	WARREN R. STERN	T. EIKO STANGE	JOSHUA A. FELTMAN
MARC WOLINSKY	TREVOR S. NORWITZ	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	DAVID A. SCHWARTZ	ELAINE P. GOLIN
DAVID GRUENSTEIN	BEN M. GERMANA	ROBERT B. MAZUR	J. BRYAN WHITWORTH	JOHN F. LYNCH	EMIL A. KLEINHAUS
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	PHILIP MINDLIN	AMY R. WOLF	WILLIAM SAVITT	KARESSA L. CAIN
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	ROBERT M. MORGENTHAU		ERIC M. ROSOF

* ADMITTED IN THE DISTRICT OF COLUMBIA
__________
COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		LOUIS J. BARASH	MAURA R. GROSSMAN
		DIANNA CHEN	MARK A. KOENIG
		ANDREW J.H. CHEUNG	J. AUSTIN LYONS
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394
Direct Fax: (212) 403-2394
E-Mail: DKLam@wlrk.com

September 26, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	AbbVie Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed September 4, 2012
File No. 001-35565

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of

the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 18, 2012, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-35565) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on September 4, 2012 (“Amendment No. 2”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of the Information Statement.

Certain Relationships and Related Person Transactions

Agreements with Abbott, page 123

1.                                      We note that you disclose that “the terms of the agreements that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to AbbVie’s separation from Abbott.”  Please advise us when, in the timing of this transaction, you expect to finalize all material changes to these agreements.  Please also clarify if you intend to disclose all material changes to these agreements in an information statement that is provided to Abbott shareholders and filed as an exhibit to AbbVie’s registration statement on Form 10.

Response:  The Company intends to finalize all material changes to the agreements prior to the date on which the Company requests that the Form 10 be declared effective, and that all of such material changes will be reflected in an information statement that is provided to Abbott shareholders.  In addition, the Company intends that the forms of agreements attached as exhibits to that Form 10 will reflect all material changes to those agreements.

2.                                      Please expand your disclosure for each agreement to disclose the termination provisions of each agreement.

Response:  The Information Statement discloses the termination provisions of the separation agreement on page 135, the information technology agreement on page 139, and the patent license agreement on page 140.  The Company supplementally advises the Staff that the tax sharing agreement and the employee matters agreement do not have termination provisions.  The Information Statement has been revised on pages 136 and 139–40 in response to the Staff’s comment to add the termination provisions to the descriptions of the other agreements.

3.                                      You disclose that “Abbott and AbbVie will enter into certain lease agreements prior to the distribution, including a long term lease pursuant to which AbbVie will lease from Abbott a portion of Abbott Park, Abbott’s current headquarters.  Certain shared services will also be contemplated in connection with this arrangement.  These lease agreements, individually and in the aggregate, are not material to AbbVie’s business.”  Please do the following:

•                  provide us with a detailed analysis that supports your belief that none of these lease agreements are material to your business;

•                  and confirm that you will disclose in an amendment to this filing the material terms of these lease agreements, consistent with Item 404 of Regulation S-K.

Response:  The Company submits that none of the lease agreements between Abbott and the Company is, individually or in the aggregate, material to the Company because (a) the aggregate annual rent payments by the Company to Abbott under all of the lease agreements related to Abbott-owned property will be approximately 0.4% of the Company’s expenses for the fiscal year ended December 31, 2011; (b) the aggregate annual rent payments by Abbott to the Company under all of the lease agreements related to the Company-owned property will be less than 0.2% of the Company’s revenues for the fiscal year ended December 31, 2011; and (c) the Company’s business is not substantially dependent on any of the properties leased by the Company under these agreements, which are primarily office and warehouse facilities.

Although the Information Statement has been revised on pages 140–41 to add additional information regarding the leases, the Company also submits that none of the lease agreements is required to be described pursuant to Item 404 of Regulation S-K given the related party’s interest and significance of the information to investors in light of all the circumstances.  In making this determination, the Company applied the test under Item 404(a) of Regulation S-K and the guidance set forth in SEC Release No. 34-54302A (the “Release”). The Release provides in relevant part that:

“…[A] company must disclose based on whether the related person had or will have a direct or indirect material interest in the transaction. The materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances. As was the case before adoption of amended Item 404(a), the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors.”

“…[W]hen the amount involved in a transaction exceeds the prescribed threshold ($120,000 under the amended rule we adopt today), a company should evaluate whether the related person has a direct or indirect material interest in the transaction to determine if disclosure is required. As was the case with Item 404(a) prior to adoption of these amendments, there may be situations where, although the instructions to Item 404(a) do not expressly provide that disclosure is not required, the interest of a related person in a particular transaction is not a direct or indirect material interest. In that case, information regarding such interest and transaction is not required to be disclosed under Item 404(a).”

In this connection, the Company evaluated each lease to determine the materiality of the related party’s interest and the significance of the information to investors in light of all the circumstances, in each case in accordance with Item 404(a) and the guidance set forth in the Release. On the basis of this analysis, the Company advises the Staff that none of the leases is required to be described pursuant to Item 404(a) because, as noted above, none of the leases is material to either the Company or to Abbott, the interest of Abbott and the Company in each lease is not a material interest, and such information would not be significant to investors in light of all of the circumstances.

The Separation Agreement, page 123

4.                                      Please expand your disclosure to disclose any material assets included in “other assets expressly allocated to AbbVie or one of AbbVie’s subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation” and “other assets that are included in the AbbVie pro forma balance sheet.”  Please similarly revise your disclosure on page 125 concerning liabilities transferred to AbbVie.

Response:  The Information Statement has been revised on pages 130–31 in response to the Staff’s comment.

Manufacturing and Supply Agreements, page 133

5.                                      We note your disclosure that “AbbVie will enter into finished good supply agreements, contract manufacturing agreements, and packaging agreements with Abbott prior to the distribution pursuant to which AbbVie or Abbott, as the case may be, will manufacture, label, and package products for the other party.”  Please do the following:

•                  expand your disclosure to list each of the finished good supply agreements, contract manufacturing agreements, and packaging agreements that will be entered into between Abbott and AbbVie prior to the distribution and the products to which the agreements relate;

•                  expand your disclosure to provide the information required under Item 404 of Regulation S-K for each agreement;

•                  remove the statement that “Payments will be determined on an arm’s length basis” or provide us the basis for this statement given that these all appear to be related party transactions; and

•                  file a copy of each of the agreements or provide a detailed analysis which supports your belief that that each agreement is immaterial in amount and significance.

Response:  The Information Statement has been revised on page 139 in response to the Staff’s comment.

The Company also supplementally advises the Staff that it has removed references to the packaging agreements from the Information Statement and removed the form of packaging agreement from the exhibit list to the Registration Statement because the packaging relationships between the Company and Abbott will now be reflected in contract manufacturing agreements, a form of which has been filed as Exhibit 10.12 to the Form 10.

The Company has filed forms of the finished goods supply agreements and contract manufacturing agreements with the Form 10, but does not intend to file each individual agreement because none of these agreements is material to the Company.  In making this determination, the Company notes that (a) the aggregate annual payments by the Company under these agreements will be less than 1% of the Company’s cost of sales and approximately 0.3% of total operating expenses for the fiscal year ended December 31, 2011; (b) the aggregate annual payments to the Company under these agreements will be approximately 1% of the Company’s revenues for the fiscal year ended December 31, 2011; (c) the Company believes that it can find alternative third parties to manufacture the products manufactured by Abbott under any of the agreements; and (d) the Company’s business is not substantially dependent on any of the products covered by these agreements.

Consistent with the Company’s historical supply chain and local regulatory requirements, and in order to reflect the different legal entities that purchase and supply products, the Company also expects that there will be over 20 of these agreements.  The Company submits that it would not be useful to investors for the Company to file each of these agreements, beyond the form of agreements that have already been filed with the Form 10 and the revised description of the agreements included in the Information Statement.

Inventory Trademark License Agreement, page 133

6.                                      Please expand your disclosure to provide the term of the agreement, as provided in Section 5 of the agreement filed as Exhibit 10.10.

Response:  The Information Statement has been revised on page 140 in response to the Staff’s comment.

Exhibits

7.                                      We note that none of the exhibits that are filed appear to be final version of the respective agreement due to the use of bracketed language in the agreement or the omission of various exhibits and schedules to the agreements.  Please advise us when, in the timing of this transaction, you expect to finalize these agreements.  Please also clarify if you intend to file the final versions of the agreements, including the exhibits and schedules thereto, as an exhibit to an amendment of AbbVie’s registration statement on Form 10.

Response:  The Company expects to file an executed version of the Separation and Distribution Agreement as Exhibit 2.1 to the Form 10 prior to the time that the Form 10 is declared effective.  The Company has filed (and, to the extent not previously filed, will file) as part of the Form 10 forms of the other agreements listed as exhibits to the Form 10, and will update such forms of agreements prior to the time that the Form 10 is declared effective, such that, as noted in the response to Comment 1 above, such forms will reflect all material changes to those agreements.  The Company expects to file the executed versions of such agreements on a Form 8-K, after the time that the Form 10 is declared effective, because such agreements will not be executed until closer to the effective time of the separation.

As discussed with the Staff on September 24, 2012, the Company submits that the agreements currently designated to be filed as Exhibits 10.1 through 10.12—including the transition services agreements, the special products master agreement, the tax sharing agreement, the employee matters agreement, the international commercial operations agreements, the information technology agreement, the finished goods and contract manufacturing agreements, the patent license agreement and the inventory trademark license agreement (collectively, the “Separation Agreements”)—are part of the plan of separation and reorganization being effected between Abbott and AbbVie, and, therefore, should qualify as part of a plan of reorganization under Item 601(b)(2) of Regulation S-K.  Indeed, each of the Separation Agreements is being executed pursuant to the terms of the separation and distribution agreement, and the execution of such agreements is a condition to the completion of the separation and distribution.  Item 601(b)(2) provides that “[s]chedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”  The Company will ensure that the Information Statement will include all information relating to the Separation Agreements that is material to an investment decision, and that the schedules and exhibits to the Separation Agreements will not contain any information that is material to an investment decision that is not otherwise disclosed in the agreement or the Information Statement.  Accordingly, the Company submits that none of the schedules or exhibits to the Separation Agreements need to be filed.  Pursuant to Item 601(b)(2) of Regulation S-K, the Company will undertake to furnish supplementally a copy of the omitted exhibits and schedules to the Staff upon request once they have been finalized.

We note that this approach is consistent with the approach taken by Kraft Foods Group, Inc. (“Kraft Foods Group”) in the Form 10 registration statement for its planned spin-off from Kraft Foods Inc.  In that registration statement, Kraft Foods Group omitted the schedules and exhibits to the Item 10 separation-related agreements that it filed with its Form 10 and undertook to furnish supplementally to the Commission upon request a copy of any omitted schedule or exhibit to such agreements.

We further note that, in the spin-off of Embarq Corporation (“Embarq”) from Sprint Nextel Corporation, Embarq filed its separation-related agreements, including its transition services agreement, under Item 601(b)(2) of Regulation S-K and omitted the schedules to those agreements under Item 601(b)(2).

If the Staff does not agree with the Company’s view that exhibits and schedules to the Separation Agreements may be omitted from the Registration Statement pursuant to Item 601(b)(2), then the Company would plan to file the exhibits and schedules to those agreements only upon the execution of such Separation Agreements, which, as noted above, would occur on a Form 8-K.  The Company plans to be working to finalize the exhibits and schedules to the Separation Agreements until they are executed and would not want to file such exhibits and schedules until they are finalized.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer (AbbVie Inc.)
Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)